UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to (i) extend the Offering Deadline from March 17, 2025 to April 30, 2025, (ii) as part of the extension, update the cash on hand from $40,180.29 as of September 30, 2024 to $79,132.64 as of March 10, 2025, (iii) as part of the extension, update the runway from 4 months as of September 30, 2024 to 6 months as of March 10, 2025, (iv) as part of the extension, update outstanding stock options from 639,250 as of September 30, 2024 to 719,250 as of March 10, 2025, and (v) as part of the extension, update outstanding SAFEs from $1,531,255.16 as of September 30, 2024 to $1,601,255.16 as of March 10, 2025.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Popularium, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> March 21, 2016

Physical Address of Issuer:

2699 1/2 N Beachwood Dr Unit #1002
Los Angeles, CA 90068

Website of Issuer:

https://popularium.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of seven thousand five hundred dollars ($7,500.00). A fee of five thousand dollars ($5,000.00) in associated regulatory costs related to the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:

☑   Yes

☐   No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

Popularium works with different vendors and service providers to run its business and does not employ anyone directly.

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$1,165,720	$348,417
Cash & Cash Equivalents	$76	$273
Accounts Receivable	$0	$0
Short-term Debt	$468,254	$138,009

Long-term Debt	$1,209,699	$501,835
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(221,206)	$(154,315)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


EXPLANATORY NOTE


Popularium, Inc. is filing this material Form C/A to (i) extend the Offering Deadline from March 17, 2025 to April 30, 2025, (ii) as part of the extension, update the cash on hand from $40,180.29 as of September 30, 2024 to $79,132.64 as of March 10, 2025, (iii) as part of the extension, update the runway from 4 months as of September 30, 2024 to 6 months as of March 10, 2025, (iv) as part of the extension, update outstanding stock options from 639,250 as of September 30, 2024 to 719,250 as of March 10, 2025, and (v) as part of the extension, update outstanding SAFEs from $1,531,255.16 as of September 30, 2024 to $1,601,255.16 as of March 10, 2025. The Form C/A filed by the Issuer on December 17, 2024, is hereby amended and superseded in all respects by this Form C/A.


Popularium, Inc.




A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE. IT IS EACH INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no

source other than OpenDeal Portal LLC dba Republic (the "Intermediary") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake

no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Crowd SAFE (Simple Agreement for Future Equity) (the "Securities") on a best efforts basis as described in this Form C/A (this "Offering"). The Minimum Individual Purchase Amount is $500.00 and the Maximum Individual Purchase Amount is $1,235,000.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 17, 2025 (the "Offering Deadline"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/popularium (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you

consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, provided (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "Initial Closing"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "Subsequent Closing") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $2,000,000 cash and cash equivalent (each an "Equity Financing"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer. The Issuer is not obligated to convert upon an Equity Financing, and if the Issuer elects not to convert at the time of an Equity Financing, the Securities may not convert unless and until the occurrence of either a Liquidity Event (either an Initial Public Offering or a Change of Control transaction) or a Dissolution Event.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below:

(a) the quotient of $20,000,000 ("Valuation Cap") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such conversion price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an IPO (as defined below) of its Capital Stock (as defined in the Security) or a Change of Control (as defined below) of the Issuer (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "Cash Out Option") or (ii) the amount payable on a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"IPO" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of Capital Stock (the "Nominee Designee").

The Issuer does not have any other voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of

Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or, at the Issuer's option, provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of seven thousand five hundred dollars ($7,500). As well as a fee of five thousand dollars ($5,000.00) in associated regulatory costs related to the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

Geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Effects of such events and their impact on particular industries or individual companies are unpredictable.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and

future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. The terms of any capital raise by the Issuer may dilute the value of the Securities and impair the voting rights of any shares issued on conversion of the Securities.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide software components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key contributors.

We are dependent on our board of directors, executive officers and key contributors. These persons may not devote their full time and attention to the matters of the Issuer. The loss of any of our directors, executive officers, or key contributors could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with

whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer may be unable to create the brand awareness necessary to become profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Issuer's content may fail to achieve economic success.

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are not entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If the Issuer's products fail to achieve economic success, the Issuer's financial performance will be negatively impacted, and so would the potential value of the Securities.

The distribution of our video games could be affected by rating or distribution restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.

Some of our video games may contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Entertainment Software Rating Board ("ESRB") will rate our video games. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from ESRB no more restrictive than E/E10+/T. Certain distributors may only offer marketing and advertising support for video games with certain classifications. If, for any reason, our video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, regulators in certain jurisdictions might find elements of our video games to be objectionable. We may have to make revisions before offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our video games may still be denied regardless of any revisions we make. Such occurrences will reduce our revenues and overall profitability.

The Issuer's financial success depends upon consumer reception of its products, which is difficult to predict.

The production and distribution of video games and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Consumer tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the success of a video game may impact not only the direct sales revenues we receive but also those from other distribution channels, such as subscription services for video game content. A poor reception by consumers may also impact our negotiating strength with publishers, distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public

acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

The Issuer makes use of free and open source software which can pose strategic, operational, and legal risks.

The Issuer seeks to carefully manage the risks of using open source, including monitoring code integrity, licenses, security, and compliance. However, if any of the open source software used by the Issuer is compromised, diminished in quality, no longer supported or otherwise discontinued, if there is a change in licensing, or there is an unforeseen change which results in how the software can be used, it could pose significant challenges to the Issuer and its business.

Certain open source software licenses require the users of such software to make their source code freely available to any third party. While the Issuer monitors its licenses and believes that it is not obligated to distribute its source code, an adverse determination that would require the Issuer to distribute its source code would seriously compromise the confidentiality of its product and enable competitors to replicate the product and third parties to have access to the inner workings of the product with concomitant risks to the security of the product and to Issuer's competitive advantage in producing follow-on products.

The Issuer's intellectual property rights could be unenforceable or ineffective, and the Issuer could also be subject to claims for intellectual property infringement.

One of the Issuer's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain patents, copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Issuer's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Issuer to operate its business. These third parties may have applied for, been granted, or obtained patents, copyrights or trademarks that relate to intellectual property that competes with the Issuer's intellectual property, thereby requiring the Issuer to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Issuer's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Issuer's competitive edge against competitors in the same industry. There is a risk that the Issuer's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Issuer's business or reputation, financial condition, and/or operating results.

From time to time, the Issuer may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Issuer to enter into licensing arrangements. Regardless of merit, defense of such lawsuits is distracting, time consuming and expensive and may affect the reputation of the Issuer. In addition, if the Issuer is determined to have infringed upon a third party's intellectual property rights, the Issuer may be required to cease offering its products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Issuer's products. The Issuer may also need to file lawsuits to protect its intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from its core operations.

Violations of the Issuer's intellectual property rights or findings that Issuer intellectual property rights are not enforceable may also damage the ability of the Issuer to profit from collateral products, which would adversely affect future revenue.

There is a risk that the Issuer's compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.

The Issuer maintains personal information and data regarding its employees and parties it engages in the course of its business operations. The Issuer employs measures to ensure that it complies with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, the Issuer engages outside counsel to ensure such compliance. However, there is no guarantee that the Issuer's measures will be adequate or fully compliant. Investors should be aware of the risk of the Issuer's non-compliance, which may lead to financial losses for the Issuer. There is also the risk that the storage of data in the United States or in other jurisdictions, either by the Issuer or third party vendors, will be held to be in violation of foreign requirements, such as the EU privacy policies.

The Issuer may never have an operational product or the product may never go on sale.

It is possible that there may never be a retail-ready video game, or that other products in development may never go on sale. Some of the Issuer's products are still in the prototype phase and may never become operational products. Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Delays or cost overruns in development, or the failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technical challenges, design flaws or changes in design, and regulatory hurdles. Any of these events could materially and adversely affect the Issuer's operations and business plans.

It is possible that the failure to release the product is the result of a change in business model upon the Issuer's making a determination that the business model, or some other factor, will not be in the best interest of the Issuer.

The loss of one or more of our key personnel, or the failure to attract and retain other highly qualified personnel in the future, could harm the Issuer's business.

The Issuer's business depends on our ability to attract, retain, and develop highly skilled and qualified personnel. As the business grows, the Issuer will need to continue to attract and onboard additional personnel in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, the Issuer may face competition for qualified candidates, and cannot guarantee that it will be successful in recruiting or retaining suitable personnel. Additionally, if the Issuer makes hiring mistakes or fails to develop or train its personnel adequately, it could have a negative impact on the business, financial condition, or operating results. It is likely the Issuer will need to compete with other companies for highly skilled and qualified personnel. If the Issuer is unable to attract and retain the right talent, it may impact the ability to execute on the business plan successfully. Furthermore, the economic environment may affect the Issuer's ability to onboard qualified candidates, and the Issuer cannot predict whether they will be able to find the right personnel at the time they are required.

The Issuer is reliant on a single product.

All of the Issuer's current services are variants of one type of product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors

exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C/A, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit [C/D]. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

The Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of seven thousand five hundred dollars ($7,500.00), as well a fee of five thousand dollars ($5,000.00) in associated regulatory costs

related to the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and

as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may

have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information once the offering has been terminated. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer before or at the time of conversion.

At the time that the Issuer exercises the conversion right, the Issuer will convert the Securities into equity securities that may be materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/Aand all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF

THIS Form C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Popularium, Inc. is a video game developer incorporated in the state of Delaware on March 21, 2016. The company at its founding was originally focused on development of multimedia entertainment content, and it was restructured in March 2022 as a video game developer.

The Issuer conducts business primarily in California, operates as a fully remote organization, and plans to sell products and services through the internet throughout the United States and internationally.

Business Plan

The Issuer is currently in closed testing for its first video game, *Chaos Agents*. The Issuer plans to release *Chaos Agents* in a publicly available "Alpha" testing phase in December 2024 accessible via web browser and the Steam marketplace. It is expected that the game will cost approximately $20 for new users, and the initial purchase price will enable players to acquire their first globally unique *Chaos Agent* character. Additionally, players may be able to purchase additional *Chaos Agents* characters.

According to present business plans, an Early Access release is planned for Q3-2025, and the full retail release of *Chaos Agents* is planned for Q3-2026. By the time of full retail release, it is anticipated that *Chaos Agents* will be available on PC with future plans for additional platforms.

The Issuer plans to use the proceeds of this Offering to support the development and marketing of the *Chaos Agents* video game, as set forth in "Use of Proceeds" below.

The Issuer's Products and/or Services

Product / Service	Description
***Chaos Agents* video game**	*Chaos Agents* is an autobattler-royale and will have hundreds of thousands of globally unique characters available to individual players. Autobattler-royale is a new video game genre that combines key elements from MOBA (multiplayer online battle arena), Autobattler, and Battle Royale genres.

Customer Base

Chaos Agents is currently in a closed testing phase, with playtesters joining through invitation only. There are currently about 150 active playtesters. Additional playtesters are being added every week, and this may change the average and peak active playtesters.

Other leading games in the following similar genres generate $100s of millions in revenue per year:
- Autobattlers - 30M+ players; Teamfight Tactics, Hearthstone Battlegrounds, Autochess, Battle for the Golden Spatula(China)
- MOBA - ~130M players; League of Legends, DOTA 2, Deadlock, Arena of Valor, Brawl Stars
- Battle Royale - ~550M players; Fortnite, PUBG, Apex Legends, Call of Duty: Warzone

Intellectual Property

The Issuer has proprietary technology with potential future licensing value.

All persons who contributed to the development of the product have signed a Confidential Information and Assignment Agreement assigning their intellectual property rights to the Issuer.

Registered Domains:
- popularium.com
- chaosagents.com and chaos-agents.com

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are estimates and are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. The management reserves the right to redirect the use of proceeds in light of changing circumstances.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	15%	$7,500	7%	$86,450
Chaos Agents Game Development	85%	$42,500	60%	$741,000
Chaos Agents Marketing	0%	$0	18%	$222,300
Technical Infrastructure	0%	$0	10%	$123,500
Other	0%	$0	5%	$61,750
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

Funding Goal Rationale

The Issuer is seeking to raise $1,235,000 from the Offering in order to ensure sufficient capital for the development of Chaos Agents through to its retail release planned for Q3-2025.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

"Chaos Agents Game Development" includes the game design, art, narrative, and software development required to build the *Chaos Agents* game.

"Chaos Agents Marketing" includes all brand building and marketing efforts for the *Chaos Agents* game.

"Technical Infrastructure" includes the cost of setting up and running the required server infrastructure to support the *Chaos Agents* game.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arka Ray	Director, President, Co-Founder and Technical Director	Director, President, Co-Founder and Technical Director, Popularium, Inc., Jan 2021 - Present Co-Founder, CTO, The Data Economics Company, March 2019 - Present	BS, Computer Science and Electrical Engineering, University of California, Berkeley, 2006
Bryan Goldberg	Director	Director - Popularium, Inc., Mar 2024 - Present Founder, CEO - Bustle Digital Group (BDG), Feb 2013 - Present	BA, Economics, Middlebury College, 2005
Jennifer Hinkel	Director, Secretary	Director, Secretary - Popularium, Inc., March 2022 - Present Managing Director, Co-founder - The Data Economics Company, Jun 2019 - Present	MSc, International Health Policy, The London School of Economics and Political Science, 2004 BS, International Affairs, Georgia Institute of Technology, 2003
Jonathan Bankard	Director, Co-Founder, General Manager	Director, Co-Founder, General Manager - Popularium, Inc., July 2022 - Present Sr Director, Product Management - Blizzard Entertainment, Sept 2021 - July 2022	Masters of Business Administration, Harvard Business School, 2007 BS, Computer Science and Economics,

			Brown University, 2005
Richard Garfield	Co-Founder, Game Design Lead	Co-Founder, Game Design Lead - Popularium, Inc., July 2022 - Present Game Designer, Three Donkeys LLC, July 2004 - Present	PhD, Combinatorial Mathematics, University of Pennsylvania, 1993 BS, Computer Mathematics, University of Pennsylvania, 1985

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 1,540,944 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). Of the 10,000,000 authorized shares, 2,000,000 have been set aside for use by Popularium's Equity Incentive Plan, of which 740,250 have been granted as vesting stock options or restricted stock units.

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

The following assumptions are made for the purposes of percentage ownership calculations:
- All outstanding SAFE's convert at their valuation cap
- All warrants are exercised
- All options are vested are exercised

Type	Common Stock
Amount Outstanding	1,540,944
Par Value Per Share	**$0.0001**
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	57.59%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Common Stock under 2024 Equity Incentive Plan
Amount Outstanding	719,250
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	Each Option, upon exercise, grants the holder of such Option the right to purchase shares of Common Stock at a predetermined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue or reserve for issuance additional Options at a later date. The issuance or reservation for issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.88%

Type	Restricted Stock Units (RSUs) under 2024 Equity Incentive Plan
Amount Outstanding	21,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each RSU grants the holder the right to receive one share of Common Stock at the current valuation at the time of vesting.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue or reserve for issuance additional RSUs at a later date. The issuance or reservation for issuance of such additional RSUs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.78%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$89,121.00
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	- Post-Money Valuation Cap is $20,000,000 - Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs

	would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,512,134.16
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	• Post-Money Valuation Cap is $20,000,000 • Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.13%

Type	Warrants to Purchase Common Shares
Amount Outstanding	165,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Warrants, upon exercise, grants the holder(s) of such Warrants the right to purchase 165,000 shares of Common Stock at a predetermined price of $0.17 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants at a later date. The issuance of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.17%

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Loan
Creditor	**Abhinav Goyal**
Principal **Amount Outstanding**	$100K
Interest Rate and Amortization Schedule	7.75% per year
Description of Collateral	None
Other Material Terms	None
Maturity Date	February 5th , 2025
Date Entered Into	**March 5, 2024**

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

N/A - There is no single individual or entity with 20% or more ownership by voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 10, 2025 the Issuer had an aggregate of $79,132.64 in cash and cash equivalents, leaving the Issuer with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $4,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $4,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

Popularium, Inc. is filing this material Form C/A to (i) extend the Offering Deadline from March 17, 2025 to April 30, 2025, (ii) as part of the extension, update the cash on hand from $40,180.29 as of September 30, 2024 to $79,132.64 as of March 10, 2025, (iii) as part of the extension, update the runway from 4 months as of September 30, 2024 to 6 months as of March 10, 2025, (iv) as part of the extension, update outstanding stock options from 639,250 as of September 30, 2024 to 719,250 as of March 10, 2025, and (v) as part of the extension, update outstanding SAFEs from $1,531,255.16 as of September 30, 2024 to $1,601,255.16 as of March 10, 2025. The Form C/A filed by the Issuer on December 17, 2024, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Shares of Common Stock	N/A	972,080	N/A	March 1, 2022	4(a)(2)
Shares of Common Stock	N/A	568,000	N/A	October 1, 2022	4(a)(2)
Non Qualified Stock Options (under 2024 Equity Incentive Plan)	N/A	134,750	N/A	April 15, 2024	701
Non Qualified Stock Options and Restricted Stock Units (under 2024 Equity Incentive Plan)	N/A	525,500	N/A	September 12, 2024	701
Non Qualified Stock Options (under 2024 Equity Incentive Plan)	N/A	80,000	N/A	December 28, 2024	701
Warrants for Purchase of Common Stock	N/A	165,000	N/A	September 12, 2024	4(a)(2)
Simple Agreement for Future Equity (SAFE)[1]	$1,512,134.16	N/A	Chaos Agents Game Development	Multiple	Rule 506(b)
Simple Agreement for Future Equity (SAFE)[2]	$89,121.00	N/A	Chaos Agents Game Development	August 1, 2024	Rule 506(b)

---

[1] Material terms - Post-Money Valuation Cap of $20,000,000 with discount of 15%
[2] Material terms - Post-Money Valuation Cap of $20,000,000 with discount of 10%

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No qualifying transactions have occurred during the relevant period.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS Form C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES

WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://popularium.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Popularium, Inc,

_____
(Issuer)

By:

/s/ Arka Ray

_____
(Signature)

Arka Ray

_____
(Name)

Director, President, Co-Founder and Technical Director

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arka Ray

_____
(Signature)

Arka Ray

_____
(Name)

Director, President, Co-Founder and Technical Director

_____
(Title)

March 13, 2025

_____

(Date)

/s/ Bryan Goldberg

_____

(Signature)

Bryan Goldberg

_____

(Name)

Director

_____

(Title)

March 13, 2025

_____

(Date)

/s/ Jennifer Hinkel

_____

(Signature)

Jennifer Hinkel

_____

(Name)

Director, Secretary

_____

(Title)

March 13, 2025

_____

(Date)

/s/ Jonathan Bankard

(Signature)

Jonathan Bankard

(Name)

Director, Co-Founder, General Manager

(Title)

March 13, 2025

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Popularium, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Popularium, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 25, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	76	273
Total Current Assets	76	273
Non-current Assets		
Intangible Assets: Software Development & License from Related Party, net of Accumulated Amortization	1,165,644	348,144
Total Non-Current Assets	1,165,644	348,144
TOTAL ASSETS	1,165,720	348,417
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	430,453	20,945
Notes Payable - Related Parties	37,801	117,064
Total Current Liabilities	468,254	138,009
Long-term Liabilities		
Future Equity Obligations	1,209,699	501,835
Total Long-Term Liabilities	1,209,699	501,835
TOTAL LIABILITIES	1,677,954	639,844
EQUITY		
Common Stock	154	150
Additional Paid in Capital	296,648	296,252
Accumulated Deficit	(809,036)	(587,830)
Total Equity	(512,234)	(291,428)
TOTAL LIABILITIES AND EQUITY	1,165,720	348,417

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2022	-	-	290,000	(433,515)	(143,515)
Issuance of Common Stock	1,500,080	150	6,252	-	6,402
Net Income (Loss)	-	-	-	(154,315)	(154,315)
Ending Balance 12/31/2022	1,500,080	150	296,252	(587,830)	(291,428)
Issuance of Common Stock	40,000	4	396	-	400
Net Income (Loss)	-	-	-	(221,206)	(221,206)
Ending Balance 12/31/2023	1,540,080	154	296,648	(809,036)	(512,234)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	88,013	10,000
General and Administrative	35,081	7,012
Research and Development	96,268	137,303
Total Operating Expenses	219,362	154,315
Operating Income (loss)	(219,362)	(154,315)
Other Expense		
Interest Expense	1,844	-
Total Other Expense	1,844	-
Earnings Before Income Taxes	(221,206)	(154,315)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(221,206)	(154,315)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(221,206)	(154,315)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	409,508	(84,799)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	409,508	(84,799)
Net Cash provided by (used in) Operating Activities	188,302	(239,114)
INVESTING ACTIVITIES		
Software Development & License – Related Party	(817,500)	(348,144)
Net Cash provided by (used by) Investing Activities	(817,500)	(348,144)
FINANCING ACTIVITIES		
Proceeds from Common Stock	4	150
Proceeds from Additional Paid-in Capital	396	6,252
Proceeds from/(Repayments of) Notes Payables - Related Parties	(79,263)	79,263
Proceeds from Future Equity Obligations	707,864	501,835
Net Cash provided by (used in) Financing Activities	629,001	587,500
Cash at the beginning of period	273	30
Net Cash increase (decrease) for period	(196)	243
Cash at end of period	76	273

Popularium, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Popularium, Inc. ("the Company") was formed in Delaware on March 21st, 2016. The Company was founded by an all-star team of gaming industry veterans responsible for the largest asset-based games and platforms in history, such as Magic: The Gathering, Hearthstone, World of Warcraft, and Xbox Live, to innovate and create gaming experiences.

Popularium started from a simple idea that we shared: What would games look like if they involved the community from an early stage? What if this community had the tools to impact the narrative and create assets of real value through pure gameplay and interaction?

Chaos Agents, designed by Popularium co-founder Richard Garfield, is Popularium's first effort to bring this vision to life

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The software is not yet ready for its intended use and the useful life will be determined at a later point in time. The Company will be required to pay an additional $150,000 in Q1 of 2024 and Q2 of 2024 in software development costs related to their executed Master Service Agreement.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Software Development	TBD	600,000	-	-	600,000
License	TBD	565,644	-	-	565,644
Grand Total	**-**	**1,165,644**	**-**	**-**	**1,165,644**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares		Weighted Average Fair Value per Share
Nonvested shares, January 1, 2022	-	$	0.010
Granted	528,000	$	0.010
Vested	(150,935)	$	0.010
Forfeited	-	$	0.010
Nonvested shares, December 31, 2022	377,065	$	0.010
Granted	40,000	$	0.010
Vested	(143,555)	$	0.010
Forfeited	-	$	0.010
Nonvested shares, December 31, 2023	273,510	$	0.010

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this

method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company $99,263. The loan accrued interest at 5%. This loan was fully repaid in 2023.

The Company is a customer of a related party that is licensing their software platform to the Company and the Company is utilizing the related party as an outsourced software development team. The entire capitalized license and software development balances are related to these agreements.

A related party loaned the Company $2,500 in March of 2023. The amount was due on demand and did not accrue interest. It was repaid in full within the month of March 2023.

A related party loaned the Company $37,801 over 2019-2021. The amounts are due upon demand and do not accrue interest. The balance was $37,801 as of December 31st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to

future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. 1,540,080 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2024, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $323,391. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts ranging from 10%-15%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M.

The Company adopted an equity incentive plan, setting aside 2,000,000 shares for use by the plan. There have been stock option grants of 153,500 from this pool under the equity incentive plan.

In February 2024, the Company received a loan for $120,000. The loan accrues interest at 7.75% annually and is due in 2025.

The Company added an additional board member (Bryan Goldberg) in March of 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

POPULARIUM, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Popularium, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

1

Nominee – Corporation – Cap & Discount – October 2023

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon

the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

1.   (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

1.   (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2.   (ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably

requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

POPULARIUM, INC.

By:
Name: Arka Ray
Title: President
Address: 2699 1/2 N Beachwood Dr Unit #1002, Los Angeles, CA 90068
Email: investors@popularium.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Popularium, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the majority of the voting power of Capital Stock (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	
By:	By:
Name:	Name: Antonio Namwong, President
Date:	Date:

ISSUER:
By:
Name: Arka Ray, President
Date:

EXHIBIT C

Video Transcript

EXHIBIT C to FORM C/A

Video Transcript

List of Videos:
1. Chapter 2 - The Origins of Chaos Agents
2. What are Globally Unique Chaos Agents?
3. Why is Chaos Agents an "Autobattler" Game?
4. Chaos Agents First World Invitational - Highlights
5. Support from Investors and Community
6. What inspired Chaos Agents?

Video Transcript: Chapter 2 - The Origins of Chaos Agents

The Chaos Agents Tournament

Chapter 2 the origins of Chaos Agents.

Ladies and gentlemen Richard Garfield, woohoo.

Hey guys, great to see you!

Great to see you, how you doing

What are you up to?

Playing Magic.

Playing Magic talking Talking about the Glory Days. Talking about that time that you had the uh amazing uh demonic attorney deck in our Magic League. That was so much fun.

What was the card that you either had to concede or anti another card?

Yeah, that that was demonic attorney I think, the other uh interesting one along those lines was Contract From Below, but I think that was a different one I think that was something about getting. Drew a hand got a new hand yeah.

So what's up?

Yeah I've just been putting the finishing touches on this uh tournament we're putting together for Chaos Agents. We're looking uh forward to its debut and uh actually getting people to to take a look at it.

Do you think I, do you think I could play, can I play?

Yeah of course you can play uh you should play! You should play the tournament, although you're going to have to bring your a-game because uh our play testers aren't going to go easy on you and uh you know they know what's going on. If any of you want to play stay tuned to the end that way you'll have a chance of winning some medals at this tournament as well and uh getting your first taste of Chaos Agents!

Especially if you're competing against Peter

Yeah especially, uh but hey there's a slight problem here. I have no idea what this game is, like like what is this game? I mean you, you, you just won't tell me what the game is I really want to know.

Uh it is an auto-battler that is a grand Melee. So that is uh you have a unique Warrior a unique fighter of some form and uh they compete in Auto Battle fashion and we're aiming for getting uh you 50 or 70 people uh although right now we'll only be having 8.

So okay, so Auto battler. okay so I assume this is a video game.

It is a video game.

Okay so it's a video game so people are playing online with each other like they go on the internet and on the worldwide web?

Yeah each player has a unique character and they participate in a grand melee event, and it's done in Auto Battle form.

So you'll have some opportunities to improve your character and then watch a little resolution and then opportunities to uh guide your character a little more and uh and thus the game unfolds.

So it's like um uh so you spend time creating it's - almost like uh you're building a deck but you don't play the deck you just like build the deck and then you build your character.

Well you know your character is given to you and then your character has certain abilities that you'll be able to choose throughout play. From among the things that the character comes with you you'll make choices every round and then choices about what your character is going to do and what kind of skills it's going to have and then it runs.

So it's a little like uh being given a deck like an old magic League you've got a deck and uh you choose how to play it um and that deck is your hero.

The Beginning of Chaos Agents

So uh you guys have been working on this for a long time or what? In some sense uh it's been in progress since magic. With magic moving to uh becoming mostly about constructed uh it left this uh this idea of everybody having their own Treasures behind. Now you can still get that, you can play sealed deck you can play your own leagues but that wasn't where the uh the energy behind the product was and ever since

then uh been sort of thinking of a natural way to try to get that uh that excitement back uh because in a lot of ways uh a game like magic makes a promise to its players which it doesn't deliver on to some of the players. That is when people first play Magic, they get really excited because it feel it feels like a an infinite game there's so much possibility you've got your own cards your your uh opponents have their own cards and and and your friends have different cards and so forth uh but but that's not really what the game becomes about as they begin to take the game more seriously um and so at that point uh a lot of players uh uh move on to something else because they're not interested in the uh constructed netdecking uh uh competition part of magic which is excellent uh but narrow.

I gotta admit, I never actually really got into constructing decks.

You're a busy guy. Well yeah but I mean that's not really the excuse it's um I've just always loved the sealed deck format or the drafting format in leagues um so I I think I'm your target market here.

Makes a lot of sense, it's uh it is it it's a it's just a different it's just a different experience and a different feeling and it's pretty cool and it's a shame that you know uh some of that was lost right because Magic went in this other direction which is great but um but this is you know an opportunity to come back and focus on that one part of magic that uh has been
out of the spotlight.

Magic's decision to focus on it is is pretty natural uh in part because the product itself um I mean you can do a sealed tournament and you can do and people do do drafts they're amazing and cubes and so forth but but this idea of the league is really lost um and and that's not entirely uh the you know the the the um stewards of Magic's fault because it's difficult to maintain a league right? When we played back in the old days we had our own cards we had to sort of trust each other not to get more cards or uh we might stamp the back of the cards. There's mechanical difficulties in implementing leagues in Magic.

Meet Jeremy Cranford, Art Lead for Chaos Agents

Hey, there you guys are, the tournament's almost ready - I was looking for you guys.

Jeremy, are you involved in this?

Yeah yeah, I've been working with Skaff.

Good to see you!

Good to see you too.

We're getting him up to speed.

Nice nice, what do you think about the new game?

uh I haven't played it yet but it sounds really cool we just been been trading War Stories.

Back in the old days.

Yeah, what was your best what is your favorite event from
Magic.

Oh there's so many um you know one of my Fondest Memories was when we wanted to redesign the land and do new art on fornica and and um you know there had been so many beautiful John Avon paintings over the years and we said what if we do something new and we put buildings and establish it for Ravnica because it was an urban environment you know and internally everyone blew their mind because they've never seen it you know and then um once we got done I thought it was really nice it was like a comic book you know you open up the spread it established the world and uh you know I saw Return to Ravnica…

They let you get away with that?

Oh yeah yeah you know I I started doing all kinds of crazy stuff like that.

Wow that's great yeah so what I mean what have you been working on since I mean it's been I haven't seen you in 15 years.

Yeah I moved down to California I was working on Hearthstone you know and uh for me it was so cool to work on the first you know trading card game Magic the Gathering then to fast forward to work on one of the first biggest digital games like Hearthstone to see the book ends was um really a great experience I learned a lot down there at Blizzard and um and now I'm working on um Chaos Agents with Skaff at uh Richard.

Yeah it's pretty cool, we figured you know magic Hearthstone two pretty good uh things to have in your resume.

Well you were asking about tournament, are you tournament organizer now or you still doing art and Graphics?

Mainly doing the art Graphics - hey speaking of that um John and Arka are coming, I need to go finish getting ready with Peter for the next section yeah but I'll see you guys in the tournament okay?

All right, good to see!

All right good to see you too, bye.

KeyForge led Skaff E and Richard G to Build Chaos Agents

So he was working on Hearthstone, what were you working on?

Well you know we uh Richard I've been doing a lot of stuff but it's interesting uh you know with this Chaos Agents thing right before that the next kind of biggest step along this line was working on key Forge. You know key Forge right?

Oh I know of it certainly.

Yeah and so that was a something that was really the finally the you know print technology really got up to the point where Richard could do this vision of the unique deck games um where it was intrinsic to the game.

Uh, yeah uh very early on we thought that the way to address this league issue and the way they were difficult to maintain in Magic was to make it so that the cards had unique card backs and were all uh connected to the same deck so you couldn't trade them away so you would completely lose the aspect of magic where you get to construct a deck instead it's all about how you play the deck you have and uh and

we were talking about that a long time ago and it took a long time for for as Skaff said for for the uh

printing technology to catch up to us um and and of course once it was there and and we found a very

enthusiastic play base uh uh they you know while some people complained that they couldn't construct

decks there were a lot of people said this is what I want this is my jam I really want to uh just grab a deck

and this is my deck and nobody else has a deck like it um and during that process of course uh one of the

things that kept on coming up was that uh this idea of having a unique deck while it took a long time for

printing technology to catch up to it it's not that hard to do digitally and nobody was doing it.

Yeah and so uh there's this guy Arka I had met we were working on a couple things together and um and

so then all of a sudden it was like hey it would be much easier to do this as a video game and Arka does

video games - and oh wait actually there's Aran now oh and John!

<u>Video Transcript: What are Globally Unique Chaos Agents?</u>

David Nemetz

"Uh so I want to talk more about the uh the other one of the other pillars of Chaos Agents, uh the the globally unique uh you know deck of cards that is manifested in the the DNA of the the heroes in the game. You know, can you explain more about that concept and how that influences the player engagement and strategy in the Game?"

Richard Garfield

"Yeah, uh the global DNA for your character is a concept that uh um really excites me and and I've been obsessed about for a while. The idea is that everybody has their own tools going into the game and those tools are unique and one of the reasons why this is exciting is because uh when you look at any um if you're if you're a serious player and you look at any uh strategic uh video or uh advice column or you look at what the experts are doing in most games they're very prescription oriented they say play this class, play this build, um uh play this strategy and uh and and that's fine but uh oftentimes especially if you take yourself serious - take the game seriously that doesn't leave a lot of room for Creative play which is why a lot of people are interested in playing in the first place using magic as an example uh that would be becoming interested in doing well and finding that you really had to play netdecks um so when you have your own unique tools uh that means that uh any of the experts advice is still there but it has to be more General because they don't know what tools you have available uh they are unique to you and so and so you will become the expert at playing your tools and so you'll find uh again lots of advice because it's fun to uh uh read about strategy and understand it but at the same time that's going to uh be more General and leave you a lot more room to play."

<u>Video Transcript: Why is Chaos Agents an "Autobattler" Game?</u>

"Can you, can you share more about what has fascinated you so much about uh autobattlers and how you've approached that with Chaos Agents?"

"Sure, yeah I've been uh um - autobattlers were immediately appealing to me um and and I uh I think the reason is because they are genuinely computer games. In that you need a computer to play them, um and the computer are vital to their functioning and yet they feel like traditional games um and that's that's pretty rare. You know most computer games feel like a simulation or they feel like their own thing, they feel like a sport maybe sometimes um and uh and when they're turn-based they feel like a paper game uh like the civilization series. Both are excellent of course there's many excellent games in that category but autobattles were kind of special and they felt like they lived in between and for that reason uh I've been sort of uh obsessed with the possibilities of what you can do with an autobattler as I know many uh both digital and analog game designers are."

"And with Chaos Agents you've combined the autobattler and the battle royale genre. Can you talk about that? What's so special about that combination?"

"Yeah uh combining the autobattler and the battle royale seemed uh actually really natural um autobattle - one of the challenges facing uh battle royals is politics, you don't want to feel like you've been picked on. Um uh, but it's so chaotic and epic in scope uh that uh um players, players have gotten something really special from the autobattler experience but when you add in - oh sorry the uh the battle royale experience. When you add in the autobattler you make it so that uh everybody can play together and um you don't have it dominated by team play for example. This seems really uh natural for uh development for the autobattler class and in particular uh, autobattlers have uh generally been multiplayer the eight people is uh is is very typical but those people aren't always playing at the same time generally they're playing playing off each other one V1 and that seems like a um lost opportunity because those people could all be playing the same autobattle or game and that's what we're trying to provide with the battle royale interpretation of that."

Video Transcript: Chaos Agents First World Invitational - Highlights

The Popularium team arrives at Gen Con with Chaos Agents

[Music]

Day1: Training

New Players learn the game throughout the day…

[Music]

Do you mind if I ask you how you're enjoying the game so far?

Uh, I like it a lot.

You like it a lot.

Do you find you have a particular strategy heading into it?

Um, I mean I kind of just uh, try to grow as powerful as possible while trying to avoid dying.

Grow as powerful as possible while trying to avoid dying. Honestly, you figured it out, that's the game. Well done!

Day2: The qualifiers!

Things get serious as out new players get into qualifying tournaments for the World Invitational

[Music]

That's good, that's good.

Games were intense

[Music]
[Applause]
[Music]

But we were all friends

[Music]

Day3: The Championship

Before we knew it, our new friends were ready for…

The Chaos Agents World Championship

[Music]

Here's what happened at the Gold Tournament in 45 seconds
Watch this hit. look at that 66 crit let's go!

[Music]

This is fun.

Good luck next round.

I enjoy being able to just set everything
up and just talk smack to everyone as it goes down.

That's what I'm saying.

[Music]

Right, let's go, let's go!

No!

Absolutely.

So a little long between rounds, but when you're playing it's fun.

Hey man, I mean it is what it is, every game's got those long rounds right.

[Music]

That's it! It's Hamfist!

Oh, hey Master Tyler there you go man!

[Music]

Here's the full story

World Championship Round1

Get away from me, get away from me. Oh look at that crit, 30 crit, 30 crit right there.

Watch this hit. Watch this hit. Look at that 66 crit, let's go!

All right I'm going full attack I don't care we're dead not running away. Lets go, lets go!
No!
I got two Knockouts, wait what?

[Music]

Let's talk to the victor of round 1, Rylar

Say what's up to the chat, say what's up everybody.

Hey. What's up everyone!

All right, how do you feel right now winning brawl master round one? How' you do it?

Pretty good, uh this game, sometimes AI just goes where you're like not hoping to go that's what makes it exciting.

How do you feel having 2 KOs? I have had 2 KOs and you had 1553 damage.

So far what I've learned from playing the character that I got is that he just deals damage. He may not kill them but I got 3,400 like playing it earlier today.

3,000!

This is fun.

Good luck next round.

I enjoy being able to just set everything up and just talk smack to everyone as I'm playing.

Right?

Let's take a look at the leaderboards

Looking at Z Tigers in first
Place. Tyernan coming up second, then Dentono, Ponyupbuttercup in 4th, Pmm, Rylar in sixth!

[Music]

World Championship Round 2

[Music]

Trying to get a biscuit man.

Oh, let's go Thrifty!

What round are we on 17?

We're on 17.

Okay, we aren't going for shards.

Not anymore, I'm so far down
13 22 so I'm just trying to take it home.

Watch this, watch how much crit I damage right out right now. Oh, well that's not cool. Oh, they're evading.

Oh yeah, names. So, what crits?

There were no crits, my chances were low apparently. What crits?

Go on attack, come on now! Let's go, that's what I'm talking about catalyst!

Yeah, but your damage belt is higher, that's the tiebreaker. Guys keep hitting them and
You'll never….
[Music]
That's what I like to hear Thrifty. It can't be that bad. Hey I'm I'm here dude I'm still here I'm still
working. Oh my goodness what a great what a great - that was a long one. Oh sweet!

Are you a Sovereign Warrior? Sovereign Warrior.. oh my goodness . Come here, going to ask you a couple questions on stream here we're going to get it we're going to get a stream stream interview going.

How do you feel? How do you feel?

How do I feel? Well that took a long time and I still don't know how getting the right skills I want works but other than that I'm fine.

But hey, you brought home some victories for The Sovereign Warriors.

Yeah yeah, Sovereign Warriors.

What's going to happen next, Finals?

Uh, if I can get there that is the plan.

And win your money?

Yeah, and for the Sovereign Warriors honestly.

Having fun?

Absolutely so much.

A little long between rounds but when you're playing it's fun.

Hey man, I mean it is what it is, every game has got those long rounds.

Right, that's what I'm talking about, she understands.

Yeah! Absolutely thanks for having me on.

Good luck!

Schumaniac had some things to get off his chest…

I just want to say, yet again raventhon has found a way to screw me over by "forgetting" to set on set up ring shrinking. Like there's no way, if you guys look at our admin panel it's really hard to turn off that feature where the map doesn't shrink, but he knows that my my guy depends on the map shrinking, you know?
[Music]

World Championship Finals

Look at that right there, that's big. That's an impressive level on round eight.

Gillie's the new Shard Master, not surprised. Gillie hop in that spaceship dude. Can you get in there anymore? It backs you away.

Yeah all right nice all right.

So here is a little sneak like a little snippet trick whatever. If you ignore one element two or three rounds eventually all of your tiles will go into that. You won't be able to disperse your gems to say, until you select it.

You have to survive five rounds with hamfist. That's like asking someone to survive two rounds with Mike Tyson. They ain't lasting the 15 seconds. Hamfist is the equivalent of Mike Tyson hear me out.

This is where things come down. You have you have an OG in
Andrew Gross and Hamfist, a legend. Against someone who learned the
game yesterday.

Our chat is going and everything, they're talking funny in there. "Oh neat I finally got a brain."

If hamfist wins then uh despite of uh you know Ben sabotaged me, I found him! It's recorded in the 30 for 30 right, or whatever our version of like you know trademark non-infringing version of that is. You got to come up with the name for that.

That's just insane.

Come on Master Tyler, Master Tyler. They're both guaranteed the money right now so that's cool.

That's it, it's Hamfist! Master Tyler there you go man!

Andrew 500 big ones baby!

Andrew Gross!

Andrew got 500 bucks see what I'm talking about. GG's GG's hype yeah. Wow and GG Andrew

I discovered him. I discovered him and I trained him up. He was no one before I found
him.

Let's talk to one of our Champions!

All right, here's our winner. We have Andrew Gross won 500 you won 250 how do you feel?

Oh, that was the most intense people like yes you're just choosing your show and just boosting your stats but you're just constantly build build build build build build and people don't realize when he gets to the final you're just like come on come on come on right it's all at that point it's just like who's the has the best range damage and situation. I'm like that that's where the biggest issue is because of how small the area is.

It gets tight, yeah yeah.

What was your strategy from the start and how did it adjust to the end of the game?
So at first I analyzed, so I did the scan knowing how many times I've seen a lot of people go to the heavy clusters and I chose a spot that had the least cluster.

I wasn't even expecting to stay this long for this far and got this much.

It paid off. You went to Gen Con, had a good time, and won some money!
[Music]

Video Transcript: Support from Investors and Community

On that note though, I mean one other really interesting aspect of you know this community engagement that you've seen and the the the outpouring of of support from you know kind of the the Magic community and and you know fans of Richard's work and and the work of the rest of the team is you know it hasn't just manifested in terms of the play test but in terms of of how the company has been financed so you know majority of the investors in the the seed round that that recently closed came from that same Community were you know investors who have been longtime players of magic players of other games that the founding teams worked on Hearthstone you know you were at Xbox Etc so people who really kind of understand this world really care about this world and are excited about funding you know kind of the next step in you know these these unique gaming experiences so can can both of you share why why it's been so important to you know kind of you know bring people from that community in as investors and why why you're opening up this opportunity now for for more you know folks like that to Join.

Absolutely I'll talk a little bit more in terms of like you know the investor and the company sort of operations piece and then hand off to Richard to talk a little bit more about the community piece and why that's been so key. In terms of as you said Dave, in terms of investor interest it's been really interesting to see. As you know I've been sort of doing some kind of entrepreneurship for a while now, this has definitely been the first time that I've seen folks reach out you know very actively once they hear about Popularium and Chaos Agents. To sort of ask how they can support, and many folks who have sort of participated in this round in fact almost 50% are essentially folks who have very explicitly supported Popularium and even before we had really a working game or anything like that. Because they sort of understood Richard's vision at a very fundamental level and that comes from the prior connection to games like Magic to games like Heartstone. Where you know Brian and I were having this conversation the other day where it's kind of like you know one of the things that we always did is when you know when I play Magic, one of the things that's cool about it for me is to actually see the story develop of that particular battle of like what's happening and so on and so forth right? With Chaos Agents that's actually coming to life where I'm playing these cards in the background and I'm actually seeing the result of this in this grand melee. So that is very natural to someone who understands the type of games that Richard loves making that John has helped make and so on and so forth. So it's been really revelatory for me to see that passion and to see that support come through in terms of actual investment and to go one step further a lot of folks who are our investors have actually become key members of the community and vice versa. Which has been kind of amazing, you know, some of our top folks on the leaderboards are actually folks who are also you know some of our larger investors and you know it's amazing to see them interact with the community and so on and so forth. So it's really it's really shown that regardless of, you know, I mean obviously we at the games industry overall is going through a little bit of a tough time in terms of layoffs and so on and so forth but you can see that you know the interest in innovative games has never been higher and if we find a way to connect with the folks who want to support creators, you know especially creators Like Richard who have already established relationship with them that you know that you know magical things can happen essentially. So anyway that's been amazing for me and you know like a huge thanks to everyone here and you know all of our investors as well as Richard for you know putting all of

these things together so anyway Richard I would I'll hand off to you if you wanted to add to that or just maybe talk about the community aspect, yeah.

Yeah, I think players who really understand games like Magic really also understand what I'm after when I talk about giving people unique decks. They - even though I say that Magic lost that aspect of having treasures that you own there are very few players who probably haven't felt that promise from the game. When they first start playing everything feels unique and exciting and it's only once they start getting a little more serious and start buying cards from buying singles or or looking up net decks that the game moves to a different area. Which again is a great area. A lot of people really love it but they understand what I'm talking about when I talk about something being lost with the treasures, and so they're very interested in exploring this approach to to getting that back. And, there's a lot of thirst for game community and and game community being built around a fresh game, that's very exciting everybody who's involved with that really enjoys the journey and and this is players I think recognize that that this is something new and so it's filled with all this possibility that they are given the opportunity to explore themselves but at the same time they knew know that they're contributing in a really valuable way to us as designers because they're helping us explore this territory. Which as I said, play test for 10 minutes is worth more than thinking about it for a couple weeks and so you know they're they're very they're very useful - functional in this exploration they know that and enjoy that, and we enjoy it as well.

<u>Video Transcript: What inspired Chaos Agents?</u>

David Nemetz

"In the gaming world Richard, you're widely known as the creator of Magic the Gathering. Incredibly, you know culturally and commercially successful uh card game uh that uh you know kind of continues to uh you know to captivate gamers and and uh and put up big numbers year in and you're out. You know I'm curious uh you know after that success uh you know what was the vision uh what was the Insight uh that led to you starting Popularium and uh and creating Chaos Agents?"

Richard Garfield

"Well I've been uh um obsessed with uh game design of course all my adult life, and uh when Magic came out um uh I noticed that there were uh some things that were lost as it became a commodity. The cards became uh not treasures like I uh had hoped they would be. Everybody didn't have their own unique uh collection. So um I began to think about other ways to go about that and to get that feeling back and uh came up with this concept of the unique deck. That is what key Forge was, which came out uh I don't know five years ago and uh in uh key Forge each player has their own unique deck. At about that time uh there was a bunch of design threads that were beginning to connect and I was talking to Arka and uh um about that and uh one of them was that uh this idea of unique decks is a lot easier to do digitally than it is to do on paper and uh the other was with uh autobattlers and the other was with battle Royals. They all seem to fit together in a really interesting way and so um we decided to cross the streams and see what happened."

EXHIBIT D

Testing the Waters Communications

<u>Email 1</u>

Subject: Chaos Agents Republic Crowdfunding Campaign - Request Your Help

Hello! I am excited to share with Popularium's close friends and advisors that the Chaos Agents Private Alpha is launching **Dec 3rd**, along with a <u>fundraising campaign on Republic</u>. We are fortunate to have 30K+ players already signed up to play the Alpha; the initial launch will be to 5K players, expanding over Q1 '25.

We want your help: The <u>Republic campaign</u> is a key initiative for us along with the Alpha launch, and you can help us succeed in 2 ways: 1) forward this to anyone you know who is interested in video games or board games, and 2) consider making an investment yourself and own a piece of Popularium.

Our first goal is **to reach $25K** (half of the $50K target) in <u>reservations</u> from our friends-and-family before the campaign goes live to the public on Dec 3rd. Every reservation helps build our momentum for the launch.

The minimum investment amount is **only $500**, and as a friends-and-family investor you and your friends will be entitled to exclusive limited-edition Chaos Artwork signed personally by Richard and the Popularium team (see all artwork here: <u>https://popularium.com/rewards</u>.)

Thank you for your help, and please let me know if you have any questions.
- Arka
PS: If you are interested in buying any of the limited-edition Chaos Artwork directly for yourself or as a holiday gift at a special discount, please let me know.

Arka Ray
Technical Director and President, **Popularium**

Email 2

Subject: Friends & Family Reservations for the Popularium Equity Crowdfunding - Request <name>'s Help

Hi <name> -- I want to request your support for [Popularium's equity crowdfunding campaign](#) on Republic. As you know, I co-founded Popularium with Richard Garfield (creator of *Magic: the Gathering*) and Jon Bankard (*Hearthstone*, *World of Warcraft*, *Diablo*) 2 years ago, and we are about to launch the private Alpha for our first title *Chaos Agents* that 30K players have already signed up for and got [rave reviews at Gen Con 2024](#).

Our first goal is reaching close to $25K (half of the $50K target) in [reservations](#) from our friends-and-family this week, before the campaign goes live to the broader public.

Request: As a key Popularium team member and investor, you can help us by [forwarding this email and the Republic page](#) to anyone you know interested in video games or board/card games such as *Magic: the Gathering*. The minimum reservation is **only $500** and every little bit helps build momentum.

As an added thank you, any reservations from **you or your friends** will receive a limited-edition [Chaos Agents Artwork](#) signed by Richard. These are reserved for higher tiers of investments, but your friends will get one for simply making a reservation.

Thank you for your support!

Arka

Subject: Chaos Agents and Popularium are launching an equity crowdfunding campaign via Republic!

Hello <username>,

We are excited to share Popularium's equity crowdfunding campaign on the Republic platform with you before it goes live next week. This campaign will let anyone, not just professional investors, invest and own stock in Popularium and the games we make, starting with *Chaos Agents*.

Campaign Launch video: My co-founders Richard Garfield, Jon Bankard, and Skaff Elias wanted to share their thoughts with you on why we are inviting the community to be our partners in growing Popularium and *Chaos Agents*.

Motivation for the campaign: This campaign will help us accelerate growth for *Chaos Agents* as we expand the private Alpha and move towards an Early Access launch in 2026. So far, we have prioritized building the core game engine and gameplay systems for *Chaos Agents*. As we progress to Early Access, polishing our visuals and user experience is very important. The funds from the Republic campaign will contribute directly to improving art and UX—such as the battle map and the technology used to create unique Agents—and help us get the game ready for prime time. Check out this video with examples of VFX and map improvements.

The funding will also help us launch Dedicated Servers support that will make Chaos Agents a "*forever multiplayer game*" that "can't be killed"—a commitment we announced recently via our friends at Inverse and a blog post by me.

Our goal is to reach $25K (half of the $50K overall target) in early reservations before the campaign goes live to the broader public next week. We are sharing the campaign only with friends of Popularium, including you, for these reservations. The minimum reservation is $500.

Our request: You can help us by forwarding this email and the Republic page to anyone you know interested in video games or board/card games such as *Magic: the Gathering.* We will, of course, also be thrilled if you consider investing yourself—please send any questions you have my way.

As an added thank you, any reservations from you or your friends will receive a limited-edition *Chaos Agents* Artwork signed by Richard. These are reserved for higher tiers of investments, but your friends will get one for simply making a reservation. There are many other cool perks (such as design sessions with Richard) listed on the Popularium campaign page.

I want to stress that there is no expectation for our players to invest in Popularium via this campaign—your support in helping us build this game together is more valuable than any amount of money. However, since this campaign is a big deal for the future of *Chaos Agents* and Popularium, we wanted to ask for your support in whatever way you can—even a social post goes a long way!

Players have had a massive impact on the development of *Chaos Agents*—from the early playtester group who contributed thousands of hours of their valuable time to those who have invested in the company because they believe in our vision and team, having enjoyed countless hours of *Magic* and *Hearthstone*. We couldn't be more excited to now share the opportunity for many, many more players to become our partners in this vision and grow Popularium and *Chaos Agents* with us.

Let Chaos Reign!

- Arka Ray / *Schumaniac*

President and Technical Director, Popularium

DISCLAIMER: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Email 4

Subject: Popularium Ecosystem Update - Nov 2024

1. The Playtest is over, and the Private Alpha is here!

Celebrate by watching Highlights from the First Chaos World Championship

We are wrapping up the Playtest with this 15m highlight reel from the First World Invitational Gold Tournament. It's great weekend viewing: Check it out here and enjoy!

The Private Alpha launch starts today and brings with it:

- Native PC Chaos Agents Client on Steam
- On-demand Multiplayer Matches
- On-demand Iron and Bronze Tournaments
- Dozens of new Agents to trade for and play with

And many, many more features that will roll out from November 9 - December 15

2. Metrics Highlights:

Initial Alpha Launch Press brought 5k+ new Alpha signups to bring the total to nearly 25k!

1. **Press coverage of the Chaos Alpha launch** kicked off with our friends at Inverse covering Richard Garfield and Chaos Agents as part of their Game Changers series: https://www.inverse.com/gaming/richard-garfield-interview-magic-chaos-agents

2. This led to **5k+ more people signing up for our Alpha** within a week, at a rate of **almost 1k signups/day.**

3. Alpha press coverage continues with the **second Inverse article** launching, we expect another surge of Alpha signups, and should be in the fortunate position to have nearly 25k Alpha signups to pick our **first 5k from.**

Private Alpha Invite Targets: 5,000+ onboarded before end 2024, in 3 Phases:

4. Phase 1 (Nov 9-15) - Up to 250 Alpha invitees, starting with existing Playtesters
5. Phase 2 (Nov 16-30) - Up to 1500 Alpha invitees.
6. Phase 3 (Dec 1-15) - Up to 3500 Alpha invitees
7. **Expand more post Dec 2024 based on engagement metrics: to be tracked from Phase 1 start**

3. Highlight: *Chaos Agents* commits to being a "Forever Multiplayer Game" that "can't be killed"

- **After the initial piece of coverage from Inverse a few weeks ago that kicked off the bonanza of Alpha sign ups mentioned above,** Inverse yesterday published a

follow-up:**https://www.inverse.com/gaming/digital-ownership-gaming-models-chaos-agents**.

- **This for the first time publicly announced that Chaos Agents will support official Dedicated Servers at its public launch,** along with our commitment to make Chaos Agents a "multiplayer game that can't be killed".

- **We wrote a 2-part blog post called "*Chaos Agents as a Forever Multiplayer Game*" coinciding with this announcement** to give players much more detail on the Dedicated Servers feature and the motivations behind our team's commitment to Chaos Agents being a "Forever Multiplayer Game".
  Part 1: The Announcement and Motivation
  Part 2: Roadmap and Technology

4. Republic Equity Crowdfunding Campaign Launches soon–precommits are open now

In another exciting development, we are launching an equity crowdfunding campaign for Chaos Agents on the Republic platform. Republic is a crowdfunding platform focused on investors - you may have heard about them for their work with Skybound Entertainment.

The Reservation Campaign (for pre-commits) opened yesterday and will run for about 10 days before we open the live campaign around November 20.

-
- **There are 2 main reasons for the Republic Campaign:**
  a. **Sales and Monetization Learning:** Since we are not selling Agents and cosmetics for Chaos Agents for the Alpha timeframe, the Republic campaign acts as a proxy for sales and demand metrics that will help us optimize the business model for Chaos Agents to make it as friendly to players as possible.
  b. **Game Art and Visuals Polish and Agent Generation:** In the development of Chaos Agents, we have prioritized building the core gameplay engine and systems, but now with our audience expanding with the Alpha and beyond, the overall polish and look-and-feel are increasingly important. The funds from the Republic Campaign will contribute directly to Art and polish efforts.

We will send you more details on the Republic Campaign in a separate email with a request for helping us spread the word as we get closer to the live campaign.

5. Key Dates

Nov 8: Next Round of Press around Dedicated Server and "Forever Game" Announcement launched yesterday.
1.
2. **Nov 9 - Dec 15: Private Alpha launch begins today and is happening in phases:**

     a. Phase 1 - November 9-15

     b. Phase 2 - November 16-30

     c. Phase 3 - December 1-15

<u>Nov 8 and Nov 15</u> Equity crowdfunding through Republic: Launching November 8 (reservations) and November 15 (full campaign)

    3.

    4. <u>Dec 15</u>: The Second Chaos Gold World Invitational Championship is tentatively planned for Dec 15th —featuring 64 Gold Ticket holders!

    5. <u>TBD</u>: We are planning an Alpha Launch Event in LA: Details to follow!

<u>6. Requests:</u>

    1. **Sign up for the Alpha i**f you haven't already: https://popularium.com/home/.

    2. **Spread the word on Chaos Alpha** - your friends and referrals will get onboarding priority.

    3. **Spread the word on the Republic Campaign** - referrals will get cool Perks, and help us with our Art and polish budget—details coming soon!

<u>Republic Reservation Page v1</u>



Republic

Company Name	Popularium
Logo	
Headline	Video game company from Richard Garfield, creator of Magic: the Gathering









CHAOS AGENTS
© Popularium

Popularium was founded in 2022 by creators of some of the largest multiplayer games in history
Jonathan Bankard
Co-founder
GM and Exec Producer
WoW/Hearthstone
Product Director
Business Strategy
Richard Garfield
Co-founder
Lead Game Designer
Magic: The Gathering
Creator
Arka Ray
Co-founder
CEO and Technical Director
Xbox Live
Published 100+ titles and DLC at Xbox
Eg. GTA IV, Fallout 3, Street Fighter IV

Richard's core idea:
A "globally unique deck of cards" can be used to represent the "DNA" of a "globally unique superhero"– A Chaos Agent


Deck of Skills Cards
Globally-unique Skill Tree or "DNA"
Globally-unique Superhero


CHAOS AGENTS
is the world's first autobattler-royale, combining the best features from
Autobattler
High engagement, low twitch (reflex)
Battle Royale
Low pressure, social, easy to start
MOBA
Deep strategy, single character
TEAMFIGHT TACTICS
FORTNITE
LEAGUE OF LEGENDS


Chaos Agents' core loop: alternating Battle and Power Up phases
Invest your resources in greater power and exciting new skills
Set your AI Strategy to guide your hero to victory
Navigate the trade off between short-term and long-term power
Power Up Phase
Battle Phase
Drop onto a map with other players and gather shards
Battle other players to eliminate the competition
Lean back and cheer on your AI controlled agent during battle

Slides



Original Chaos Agents IP is designed to highlight unique, appealing characters for both the East and West
The Mahdi (aka. The Skulls)
The Clausius (aka. The Telepaths)
The Brillouin (aka. The Traders)
The Tsallis (aka. The Howlers)
The Massieu (aka. The Gallants)



Each Chaos Agent has Globally Unique DNA
Powers, Skills, and Skill Map
Unique functional power and differentiation from other heroes
Aesthetic Uniqueness
Unique cosmetic composition that ties to your powers and skills
Character History
Personal story, achievements, qualifications, and more
Chaos Agents Hero DNA



The Birth of a Hero - Generating your unique DNA
Randomly choose 3 Classes from a set of 9
For each Class choose 10 Skills from a set of 40
Generate a Skill Map based on those Skills
Generate a 3D Hero and Name based on that Skill Map





Unique Look: DNA is used to generate a Globally Unique Agent model

Chaos Agents will deliver revenue from proven unit economics that can scale monetization without needing massive scale of users
Player
with 1 Agent
Seasonal Content + Cosmetics
Multiple Seasons + Cosmetics
Paying User
$20
30%
$5
30%
$5
Cosmetics and Season Items
Player Transactions
2nd Player Agent
Multiple Player Agents
25%
$10
75%
$10
Hero Trades and Rentals
Compelling lifetime value and average revenue per paying user
via primary sales of heroes + cosmetics, and secondary transactions

Audience, Market Size, and Marketing Approach
Player Types
Battle Royale
MOBA/RTS
Autobattler
Richard's Fans
50M+ Richard Garfield Fans: Core audience - fans who remember 'early Magic,' current MtG players who love 'social Magic'
50M+ Autobattler players: who love the autobattler core loop and want to experience the next-gen iteration on the genre they love
200M+ MOBA/RTS players: who tried and left or have aged out of the high reflex muscle skill required to get the most fun from the genre but still want the characters and strategy
500M+ Battle Royale players: who need a more strategic, lower reflex game but still want the accesible, social fun of Battle Royales
Rollout
1. Playtest and Closed - Alpha
2. Public Alpha
3. Beta and Release





Tags   B2C, Marketplace, Video Games, Immigrant Founders, AI & Machine Learning, Cloud Computing, Companies

Summary

- Richard Garfield created Magic: the Gathering and Trading Card Games
- Chaos Agents is the first game from Richard's new company, Popularium
- Potential to grow Autobattler market from 30M to 300M+ players
- Game at advanced stage of development, 71% engaged after 1 match
- Ready to launch its Private Alpha to 20k+ players, 1k+ avg. signups/day
- 80%+ of engaged players want to own their unique Chaos Agents
- $2M raised from prominent VCs and games industry veterans

Opportunity



R ichard Garfield knows what gamers want. More than any person alive, he's responsible for how games of all kinds are discussed, thought of, and played.

- Inverse

30 years after revolutionizing the game industry by inventing *Magic: the Gathering* and creating the Trading Card Games ($13B) industry, **Richard Garfield** is ready to revolutionize video games with *Chaos Agents*.

- Richard co-founded Popularium in 2022 with Jon Bankard and Arka Ray, to build **CHAOS AGENTS**, a video game that Richard has been developing for 20+ years.
- The Autobattler genre is ready for its **"*Fortnite*" moment** – to grow from **30M to 300M players.**
- *Chaos Agents* is the 1st-ever **Autobattler-Royale video game:** Richard is combining **Autobattlers** with **Battle Royales** to tap this potential.

Richard Garfield is about to change gaming, again.

Are *you* ready to **Let Chaos Reign**?

Problem Solution

The Problem

1. Multiplayer games become stale as the community learns how to play "optimally", limiting new player attraction and engagement.
2. Autobattler games (eg. Teamfight Tactics) are highly engaging but don't monetize well.
3. Multiplayer live-service games being killed off (eg. Sony's *Concord*) has gamers wary of "what happens to my stuff?"

The Solution



A "unique deck of cards" can be used to represent the DNA of a "globally unique superhero"– A Chaos Agent

Deck of Skill Cards

Globally unique Skill Map - the DNA

Globally unique Superhero

1. **Every Player has their own Globally Unique Superhero Agents.** This leads to an "unsolvable metagame" that remains forever fresh.
2. **Combining Autobattlers with Battle Royales unlocks the monetization potential** through high social engagement and accessibility.
3. **Popularium's Cloud Engine and Chaos Vault technology ensure the game cannot "die"** by letting players always have a way to play through Dedicated Servers.

Richard's Key Insight

"Digital PvP games lack the physical uniqueness and ownership aspects of games like Magic, while also suffering from limited build and play options to remain competitive in the metagame or even just to have fun (eg. viable builds for a Dota or



Overwatch hero.)

This can be overcome if the digital game offers a player <u>globally unique gameplay assets</u> that only they can own and master (e.g. the card game Keyforge*)"*



Core Beliefs



Autobattlers are ready for their *Fortnite* moment: a game that creates mass appeal and grows the genre from 30M to 300M players

1. *Chaos Agents*, **the 1st Autobattler Royale:** can be for Autobattlers what *Fortnite* was to Battle Royales and *League of Legends* was to MOBAs.

FORTNITE	LEAGUE OF LEGENDS	CHAOS AGENTS
Battle Royales	*MOBA*	*Autobattlers*
75M -> 550M players	10M -> 130M players	30M -> 300M players

2. *Chaos Agents* **can develop a thriving secondary market: S**imilar to *Magic*, based on the foundation of each player owning **globally unique Chaos Agent superheroes** and cosmetics.

3. *Chaos Agents* **is a game that "can't be killed":** Players have a right to forever play games they purchase, and Chaos Agents will be a "forever game multiplayer game".

4. Accessible to All: *Chaos Agents* can be played by all gamers, on any device, without needing strong reflexes and muscle memory.



5. Original IP with Global Cross-media Appeal: Create Chaos Agent characters that appeal to gamers in the East and West.

A player's unique Chaos Agent can be used in future games made by Popularium and others.

Product



CHAOS AGENTS
Titus, Scion of the First Honor
<Macky>
NEWS
IB1.9.2 Features
• Agents can no longer path through terrain obstacles in Multiplayer matches
• First implementation of server-per-match architecture to allow more simultaneous matches
• Complete Tournament overhaul for Gen Con - you can now see Tournaments and statistics
• Dramatically improved the automation for creation of Tournaments and distribution of rewards
• Added combat sounds and updated particle GFX for some units
• Various visual tweaks and improvements
Fixes
• Fixed 'API Error' when joining some matches
• Overhauled skill map generation process to enable easy creation of additional units
• Various stability and performance improvements
MISSION LOG
ACTIVE
No active missions to display.
MISSION LOG
PLAY
PLAYTEST PORTAL
Report a Bug

Chaos Agents **is a 24 player PVP Autobattler Royale combining features from Fortnite, League of Legends, and Teamfight Tactics to revolutionize the strategy genre.**



Autobattler
Battle Royale
MOBA
TEAMFIGHT TACTICS
FORTNITE
LEAGUE of LEGENDS

In *Chaos Agents*, the player is a Nick Fury-type leader–a Chaos Broker–who recruits superheroes called Chaos Agents for their Agency.

As a Broker, the Player is their Agent's eyes in the sky, guiding the Agent to victory by directing their strategy and watching the outcome unfold.



Chaos Agents' core loop
Power Up Phase
Battle Phase



Players alternate between the **"Power Up Phase"** where they strategize and instruct their Agent, and the **"Battle Phase"** where the Agent carries out their objectives.

(Early Chaos Agents gameplay - not final visuals)

Feature Highlights



- **Seamless Cross-platform play across devices:** PC, Console, and Mobile launches in quick succession and opens up the massive mobile games market.
- **Built in Anti-Cheat and Anti-Hack:** preserves the sanctity of the play experience keeping bad-actors away.
- **Globally Unique Agents and DNA:** the creation and use of a near-infinite number of unique Chaos Agents and their cosmetics.
- **Chaos Vault Secondary transactions:** among players and Popularium, giving each player their own Vault to manage and transact their game assets without using blockchain.
- **Custom Autobattler Game Engine:** rapid development of future titles after Chaos Agents - several game designs in pipeline from Richard.
- **Unique Chaos Agents can be used in other games:**
    1. Future games developed by Popularium - an experiment underway with Chaos Stories.
    2. Games developed by others - eg. you can play your unique Chaos Agent in *Fortnite*.

Growth

Player Growth and Milestones



- **Private Alpha launching on Steam** in November 2024
- **Beta/Early Access** launching on PC in H1 2025
- **Public Launch (PC and Console)** in Q4 2025 and beyond
- **Mobile Launch** in Q2-Q3 2026



GDC '24 and Press
1. Announce 6-month Playtest results
2. Announce $2M seed round close
3. Closed-door demos at GDC

Alpha Launch and Gen Con
1. Marketing push for Alpha signups
2. First "World Championship Tournament"
3. Alpha launch and Press
4. Sell 15k+ Chaos Agents during Alpha

Early Access / Beta Launch
1. Accompanied by heavy marketing push
2. Sell 250k-500k Chaos Agents during the Early Access Period
3. Prove metagame loop and engagement metrics at scale

Player Growth Targets

2024
- 1,000 players: Playtest from October 2023-24
- 5,000: Private Alpha Launch in November
- 20k+ players signed up for Private Alpha
  ~1k avg. signups/day since Alpha announcement

2025
- 120k: Early Access Launch
- 370k: Total Early Access players

2026+
- 870K: Players at PC Retail Launch
- 2.4M: Players at Console Launch
- 7.8M: Players at Mobile Launch
- 500K: Avg. added with each cross-IP partnership.

Traction

71% of players engaged long-term after just 1 match

88% play a 2nd match, **60%** play 3+ matches with **45m+** average match time

90% of engaged players already own Unique Agents

20k+ players signed up for Private Alpha

~1k avg. signups/day since Alpha announcement

- **Chaos Agents is a unique 1-of-1 game that is the first to blend autobattler and battle royale genres**

    With no comparable game to learn from or improve upon, its success depended on answering two critical questions: Is the combination of autobattlers and battle royale engaging for players? Do players want their own unique agents?

The Response

The overwhelming response from the pre-alpha playtest, which attracted over 20,000 Alpha applications - more than 4K in Oct 2024 alone - confirms the game's market demand.



Gen Con 2024: Playtest Ends and Alpha Rollout Begins

1. **Two-part Gen Con 2024** plan:
   a) Hands-on Tutorials and
   b) Participation in the Chaos World Championship

2. **Goal:** Provide **baseline metrics** for how effective the core in-game systems were before **Private Alpha** launch
   And identify key areas of improvement

The high engagement levels and positive feedback indicated that the game "works," validating both its innovative gameplay and the desirability of unique agents.

752	*Total Chaos Agents Matches during Gen Con*
480	*Tournament Players out of 592 total players*
71	*Matches per day during Gen Con*
50.1%	*New players from Gen Con*
24%	*Previously inactive Playtesters return*
45m	*Avg time per player and 120m+ avg. time for top 20%*
$8	*Avg revenue per user acquired at Gen Con*
99%	*Reliability during Gen Con: 2 crashes out of 752 matches*

Key learnings from Gen Con

1. *Chaos Agents* is **highly engaging** for players who are **guided through the Tutorial** matches
2. *Chaos Agents* is also very retentive for new players over **multiple sessions**
3. The **social-competitive setting for Chaos Tournaments** creates long-term engagement for new and veteran players

Development priorities for Alpha launch

1. Make it simple for players to **find and join Matches**
2. Automate **onboarding and tutorials** for new players

Business Model

Autobattlers are engaging but struggle to monetize – *Chaos Agents* solves this problem

Popularium monetizes the unique DNA of Chaos Agents, including their power, cosmetic attributes, and character history.

Pitch text


Each Chaos Agent has Globally Unique DNA
Powers, Skills, and Skill Map
Unique functional power and differentiation from other heroes
Aesthetic Uniqueness
Unique cosmetic composition that ties to your powers and skills
Character History
Personal story, achievements, qualifications, and more
Chaos Agents Hero DNA

This model is designed to drive scalable revenue without requiring a massive user base: through primary sales of unique heroes and cosmetics, as well as secondary transactions like hero trades and rentals.


1st Player Agent
Cosmetics
Paid Seasonal Content
Paying
30%
30%
Cosmetics and


User
$20
$5
$5
Season Items
Player Transactions:
Rake: 10%
2nd Player Agent
Multiple Player Agents
25%
$10
75%
$10
Hero Trades and Rentals

1. Globally Unique Chaos Agents: Player build their very own “Avengers-like team" of globally unique team of superheroes!
No two Agents look or play the same – each player is the global expert on the Chaos Agents that work for their House!


Berserker
Fire-mage
Biosculptor
Berserk
Quick
Kinetic Throw
Leap
Push
Phase Walk
Blind
Cocoon
Primal Roar
Incinerate
Flash
Fire Steps
Blaze
Blazing Shield
Fireblast
Obliterate
Magma
Fireball
Regen
Grow
Briar
Weaken
Grasping Vine
Oakheart
Wolf Compan
Vine Trap
Wisp
Predator
Vorpal Trap







2. Secondary Transactions Among Players: Richard wants to create a thriving secondary market similar to M:tG that no video game has seen before.

Popularium’s Cloud Engine and Vault technology enables secondary transactions and license exchanges, without using blockchain technology which is not popular among mainstream gamers.

Significant revenue milestones for *Chaos Agents* starting Summer 2025 — Early Access, and Holiday 2025 — Summer 2026 with the growth of Early Access and Retail Launch

Market

Chaos Agents* has a ready-made audience of 50M+ Richard Fans from Magic: the Gathering and his other titles, who will be the initial target for *Chaos Agents


PLAYER TYPES
Battle Royale
MOBA/RTS
Autobattler



50M+ Richard Garfield Fans: Core audience - fans who remember 'early Magic,' current MtG players who love 'social Magic'

The audience will expand to target **Autobattler fans**, **MOBA fans**, and finally the massive Battle Royale market, all of which are ripe with players who are likely to switch over to *Chaos Agents* as their "main game':

50M+ Autobattler players: who love the autobattler core loop and want to experience the next-gen iteration on the genre they love

200M+ MOBA/RTS players: who tried and left or have aged out of the high reflex muscle skill required to get the most fun from the genre but still want the characters and strategy

500M+ Battle Royale players: who need a more strategic, lower reflex game but still want the accesible, social fun of Battle Royales

MOBAs and Battle Royale titles are losing their players as they age and players look for the next revolution in the genre instead of yet another clone game. League of Legends is 15 years old, Dota is 11 years old, Fortnite is 7 years old and shifting towards a metaverse strategy.

Customers

20k+ players signed up for Private Alpha

- Low pressure to win leads to a friendly and helpful community.
- Varied and diverse player demographics: Ages 16 (Gen Z and Gen Alpha) to 50+ (older millennials and Gen X)
- Accessible and welcoming to casual and female players.





Aug 2024 (Gen Con): Start of Alpha signups

Nov 8: Private Alpha rollout starts

Nov 30: Private Alpha rollout expands to 1000+ players

Q1 2025: Private Alpha expands to 5000+ players

Q2 2025: Early Access (Beta) launch to 50K+ players

Q4 2025: Seasonal Content Release for Holidays - grow to 300k+ players

Q2 2026: Target retail launch to 1-2M+ players



Funding

$2M seed raised so far from prominent VCs and games industry vets

Significant investments from investors who have a deep personal connection with Magic: the Gathering and want to support Richard's new vision and dream.

Use of Funds

Seed

- The Seed financing raised has helped build the core game systems that now work well in engaging players and enabled the Playtest
- Launch the Private Alpha and support the community growth

Republic Funds

The Republic financing will go directly into:

1. **Improving the Battle Maps** to bring the battlefield to life
2. **Polishing the game's visual look:** UI, VFX, 3D models, animations, and more
3. **Creating tools and art for the generation** of the near-infinite Chaos Agents on demand

Investor Perks

Republic Investors get...

1. Full access to *Chaos Agents*: *Alpha (priority), Early Access (Beta), Full Game, Post-launch content*

2. Exclusive in-game Chaos Agents and cosmetics: *Reserved for Republic investors only*

3. Recognition on website and in the game

4. 1:1 Game design sessions with Richard Garfield

5. Limited-edition *Chaos Agents* physical artwork


















PLAY
BONUS
VS
1/50


1/50


30
Read
POW!
Read
30
1/50

Republic investors will be able to closely monitor and follow the visual polish projects as they come online over November 2024 - June 2026, starting with invitations to the Private Alpha Launch Event for Popularium in Los Angeles in November 2024.

Competition

Chaos Agents is an accessible Strategy game filled with exciting action with the depth to satisfy the hardcore players

1. The first and only autobattler-royale in the market - massive growth potential through the fusion of two potent genres


High
EXCITEMENT
Low
LEAGUE LEGENDS
DOTA2
CHAOS AGENTS
WORLD of TANKS
STARCRAFT
HEARTHSTONE
AGE OF EMPIRES
TOTAL WAR
FOOTBALL MANAGER
CIVILIZATION
EUROPA UNIVERSALIS
Low
STRATEGIC DEPTH
High

2. Veteran game development team led by Richard Garfield, who have designed many blockbuster games and brought new genres of games to market

2. Veteran game development team led by Richard Garfield, who have designed many blockbuster games and brought new genres of games to market

3. Sweet spot between deep strategy gamers (Richard's core audience) and those craving excitement (Battle Royale and shooter fans)

4. Ready to capture an audience that has aged out of "reflex-based" games such as MOBAs (League, Dota) and shooters (Overwatch, Deadlock)

Founders

Our Co-Founders



ARKA RAY
ceo

RICHARD GARFIELD
design

JONATHAN BANKARD
production

Richard Garfield is Lead Game Designer and is renowned in the gaming industry as the Lead Designer for Magic: the Gathering, the progenitor of the Collectible Card Game genre. His expertise in game design and innovation is a cornerstone for Popularium's creative direction.

Jonathan Bankard is GM and Executive Producer and has worked in the industry for nearly 20 years at companies like EA, Xbox, and Blizzard. His game development background is in Product Management for major titles like World of Warcraft (WoW) and Hearthstone.



Arka Ray is the Co-founder, President, and Technical Director and is an experienced founder, having exited his last company to Disney. Arka has a robust technical background, having launched over 100 titles, including Grand Theft Auto IV and Fallout 3 during his tenure at Xbox Live. His technical acumen and leadership are critical to the company's operational and developmental success.

	Andrew Gross	Senior Engineer
	Peter Orullian	Narrative
	Chris Ryall	Publishing and Brand
	Jen Hinkel	Board of Directors
	Kyle Mannix	Producer and Community
	Sirtaj Brar	Operations
	Bryan Goldberg	Board of Directors
Team	Jonathan Bankard	Co-founder, GM and Game Director
	Richard Garfield	Co-founder, Lead Game Designer
	Skaff Elias	Game Design
	Arka Ray	Co-founder, President and CTO
	Bartosz Jabłoński	Senior Engineer
	Michał Gołębiowski	Senior Engineer
	Ben Bagamery	Senior Technical Producer and QA Lead

Perks

$500	Recognition on website and in the game Full access to Chaos Agents: Alpha, Early Access, Full Game, Post-launch content Exclusive in-game Chaos Agents and cosmetics (See Use of Funds for details)
$1,000	Popularium fine art print ($250+ value) Name your own Chaos Agent All lower tier perks: See Use of Funds for details
$2,500	Limited Edition Chaos Agents Species Fine Art Print ($500+ value) Name your own Chaos Agents (multiple) All lower tier perks: See Use of Funds for details
$7,500	Limited Edition Popularium Fine art print 2 one-on-one game design and gaming sessions with Richard Garfield ($4,000+ value) Name your own Chaos Agents (multiple) All $1000 tier perks: See Use of Funds for details
$10,000	Personally signed Chaos Agents fine art print by Richard Garfield ($5,000+ value) Up to 5 one-on-one game design and gaming sessions with Richard Garfield ($10,000+ value) Name your own Chaos Agents (multiple) All $1000 tier perks: See Use of Funds for details

FAQ

Is Chaos Agents a Blockchain or Web3 game?

No, we have our own proprietary Chaos Vault technology similar to a P2P network like Napster to enable secondary transactions between players.

How do I earn a return on my investment?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What are the exit options for a company like Popularium?

Typical exits for a company like Popularium come in three ways. The most common exits for an entertainment company are to be sold to another company, or to go public.

Occasionally some investors may have the option to exit a portion or their entire investment upon on a future fundraising round depending upon the terms of that round.

How many games is Popularium intending to develop?

Right now 100% of our focus is on Chaos Agents. We have taken steps to develop an IP that can be extended to additional games in the future and we hope to create many more games after the success of Chaos Agents.

Richard has many game ideas that he'd like to pursue but for the moment we are keeping our focus to deliver the best quality product that we can.

Is this investment opportunity open to international investors?

Yes. If the investor lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required legal or other formalities.

Richard and the entire team are excited about the Autobattler genre and strongly believe one of the missing pieces is making it a more social experience.

Why an Autobattler Royale?

We looked at other games and kept coming back to the magic of the Battle Royale genre at bringing people together and reducing the stress found in most competitive PvP games by breaking the expectation of success = winning. We think the combination of the two genres carves out a space that we can be exceptionally successful in.

What Platforms will the game launch on?

The initial launch of Chaos Agents will be on PC(Mac/Windows). We expect to follow up with a Console SKU and mobile SKUs post launch and will keep everyone updated on the plans and dates as we gain confidence.

How long will it take to fulfill the physical rewards?

We already have a partner in mind for our art pieces, so we believe that fulfillment should happen within 1-3 months after the campaign wraps. Please ensure that your email is updated and isn't going to Spam to ensure that surveys and follow ups can be resolved quickly.

What are the Rewards and can I see more details on the art?

Yes, please visit http://www.popularium.com/rewards to check out more details on the rewards.

Rewards should be able to be fulfilled worldwide, but if you have specific questions about your country, please reach out to us.

<u>Republic Reservation Page v2</u>



Republic

Company Name	Popularium
Logo	
Headline	Video game company from Richard Garfield, creator of Magic: the Gathering









CHAOS AGENTS
© Popularium

Popularium was founded in 2022 by creators of some of the largest multiplayer games in history
Jonathan Bankard
Co-founder
GM and Exec Producer
WoW/Hearthstone
Product Director
Business Strategy
Richard Garfield
Co-founder
Lead Game Designer
Magic: The Gathering
Creator
Arka Ray
Co-founder
CEO and Technical Director
Xbox Live
Published 100+ titles and DLC at Xbox
Eg. GTA IV, Fallout 3, Street Fighter IV
Zephrys the Great
Battlecry: If your deck has no duplicates, wish for the perfect card.
Elemental
grand theft auto IV

Richard's core idea:
A "globally unique deck of cards" can be used to represent the "DNA" of a "globally unique superhero"– A Chaos Agent


Deck of Skills Cards
Globally-unique Skill Tree or "DNA"
Globally-unique Superhero


CHAOS AGENTS
is the world's first autobattler-royale, combining the best features from
Autobattler
High engagement, low twitch (reflex)
Battle Royale
Low pressure, social, easy to start
MOBA
Deep strategy, single character
TEAMFIGHT TACTICS
FORTNITE
LEAGUE OF LEGENDS


Chaos Agents' core loop: alternating Battle and Power Up phases
Invest your resources in greater power and exciting new skills
Set your AI Strategy to guide your hero to victory
Navigate the trade off between short-term and long-term power
Power Up Phase
Battle Phase
Drop onto a map with other players and gather shards
Battle other players to eliminate the competition
Lean back and cheer on your AI controlled agent during battle


Original Chaos Agents IP is designed to highlight unique, appealing characters for both the East and West
The Mahdi (aka. The Skulls)
The Clausius (aka. The Telepaths)
The Brillouin (aka. The Traders)
The Tsallis (aka. The Howlers)
The Massieu (aka. The Gallants)


Each Chaos Agent has Globally Unique DNA
Powers, Skills, and Skill Map
Unique functional power and differentiation from other heroes
Aesthetic Uniqueness
Unique cosmetic composition that ties to your powers and skills
Character History
Personal story, achievements, qualifications, and more
Chaos Agents Hero DNA

Slides


The Birth of a Hero - Generating your unique DNA
Randomly choose 3 Classes from a set of 9
For each Class choose 10 Skills from a set of 40
Generate a Skill Map based on those Skills
Generate a 3D Hero and Name based on that Skill Map



Sentinel	
Kineticist	
Fire-mage	
Berserker	
Biosculptor	✓
Assassin	✓
Ice-mage	✓
Engineer	✓
Explorer	

Dusana, High Priestess of Erudition



Unique Look: DNA is used to generate a Globally Unique Agent model

Chaos Agents will deliver revenue from proven unit economics that can scale monetization without needing massive scale of users
Paying User
$20
Player
with 1 Agent
Seasonal Content + Cosmetics
30%
$5
Multiple Seasons + Cosmetics
30%
$5
Cosmetics and Season Items
Player Transactions
2nd Player Agent
25%
$10
Multiple Player Agents
75%
$10
Hero Trades and Rentals
Compelling lifetime value and average revenue per paying user
via primary sales of heroes + cosmetics, and secondary transactions

Audience, Market Size, and Marketing Approach
Player Types
Battle Royale
MOBA/RTS
Autobattler
Richard's Fans
50M+ Richard Garfield Fans: Core audience - fans who remember 'early Magic,' current MtG players who love 'social Magic'
50M+ Autobattler players: who love the autobattler core loop and want to experience the next-gen iteration on the genre they love
200M+ MOBA/RTS players: who tried and left or have aged out of the high reflex muscle skill required to get the most fun from the genre but still want the characters and strategy
500M+ Battle Royale players: who need a more strategic, lower reflex game but still want the accesible, social fun of Battle Royales
Rollout
1. Playtest and Closed - Alpha
2. Public Alpha
3. Beta and Release





Tags   B2C, Marketplace, Video Games, Immigrant Founders, AI & Machine Learning, Cloud Computing, Companies

Summary

- Richard Garfield invented Magic: the Gathering and Trading Card Games
- Chaos Agents is the first game from Richard's new company, Popularium
- Games from Popularium co-founders generated >$25B and played by >200M
- Growth/exit potential like Bethesda ($7.5B)
- Private Alpha massively oversubscribed: 30k+ signups for 5k spots
- Highly engaging: 71% players engaged after first match
- $2M seed raised from a16z, Palm Drive and games industry veterans

Opportunity

Richard Garfield knows what gamers want. More than any person alive, he's responsible for how games of all kinds are discussed, thought of, and played.

- Inverse

30 years after revolutionizing the game industry by inventing *Magic: the Gathering* and creating the Trading Card Games ($13B) industry, **Richard Garfield** is ready to revolutionize video games with *Chaos Agents*.

- Richard co-founded Popularium in 2022 with Jon Bankard and Arka Ray, to build **CHAOS AGENTS**, a video game that he has been developing for 20+ years
- Chaos Agents is the **1st-ever Autobattler-Royale** video game, combining **Autobattlers with Battle Royales**
- Autobattlers are ready for a **"Fortnite"-type** moment – to grow from **30M to 300M** players
- Popularium taps this growth potential similar to early Valve ($25B+ cap) and Activision Blizzard (MSFT acquisition for $69B)

Richard Garfield is about to change gaming, again.

Are **you** ready to Let Chaos Reign?





Problem Solution

The Problem

1. Multiplayer games become stale as the community learns how to play "optimally", limiting new player attraction and engagement.
2. Autobattler games (eg. Teamfight Tactics) are highly engaging but don't monetize well.
3. Multiplayer live-service games being killed off (eg. Sony's *Concord*) has gamers wary of "what happens to my stuff?"

The Solution

1. Every Player has their own Globally Unique Superhero Agents. This leads to an "unsolvable metagame" that remains forever fresh.



A "unique deck of cards" can be used to represent the DNA of a "globally unique superhero" – A Chaos Agent
Deck of Skill Cards
Globally unique Skill Map - the DNA
Globally unique Superhero

1. **Combining Autobattlers with Battle Royales unlocks the monetization potential** through high social engagement and accessibility.
2. **Popularium's Cloud Engine and Chaos Vault technology ensure the game cannot "die"** by letting players always have a way to play through Dedicated Servers.

Product



CHAOS AGENTS
Titus, Scion of the First Honor
<Macky>
NEWS
IB1.9.2 Features
• Agents can no longer path through terrain obstacles in Multiplayer matches
• First implementation of server-per-match architecture to allow more simultaneous matches
• Complete Tournament overhaul for Gen Con - you can now see Tournaments and statistics
• Dramatically improved the automation for creation of Tournaments and distribution of rewards
• Added combat sounds and updated particle GFX for some units
• Various visual tweaks and improvements
Fixes
• Fixed 'API Error' when joining some matches
• Overhauled skill map generation process to enable easy creation of additional units
• Various stability and performance improvements
MISSION LOG
ACTIVE
No active missions to display.
MISSION LOG
PLAY
PLAYTEST PORTAL
Report a Bug

***Chaos Agents* is a 24+ player PVP Autobattler Royale combining features from Fortnite, League of Legends, and Teamfight Tactics to revolutionize the strategy genre.**

In Chaos Agents, the player is a Chaos Broker – who recruits superhero Agents to battle for their House.

The Player is an eye in the sky, guiding their Agent to victory by directing their strategy and watching the outcome unfold.

(Early Chaos Agents gameplay - not final visuals)

1. Each player becomes the global expert on their Agents - an "**unsolvable metagame**" that remains **forever fresh**
2. Unlocks the monetization potential of autobattlers through **Unique Agent sales and secondary transactions** (trades, rentals)
3. Cost of producing Unique Agents is close to $0–high margins from primary and secondary sales.

Founders

Richard Garfield is one of the most influential game designers ever, renowned for creating Magic: the Gathering and the $13B annual Trading Card Game genre, and many other hits over a 35 year career.

Jon Bankard was a creator of Hearthstone at Blizzard Entertainment, where he developed the core business strategy generating >$5B in revenue, along with roles in World of Warcraft, Diablo 3, and Overwatch.

Arka Ray is a computer scientist who helped develop Xbox Live and 100+ games for Xbox and PC, including Grand Theft Auto IV and Fallout 3. Arka's 1st company was funded by Disney and exited in 2017, the second continues to build cutting-edge enterprise solutions for Fortune 500 companies.



CHAOS AGENTS
A Richard Garfield Video Game

Market

Chaos Agents* has a ready-made audience of 50M+ Richard Fans from Magic: the Gathering and his other titles, who will be the initial target for *Chaos Agents

***The audience will expand to target 1B+ players** comprising Autobattler fans, MOBA fans, and the massive Battle Royale market, all of which are ripe with players who are likely to switch over to Chaos Agents as their "main game".*

MOBAs (200M+ players) and Battle Royale (1B+ players) titles are losing their players as they age and look for new experiences instead of clones: eg. League of Legends is 15 years old and Fortnite is 7 years old and shifting towards a metaverse strategy–**Chaos Agents is ready to capture these players**.

Business Model

Autobattlers are engaging but struggle to monetize – Chaos Agents solves this problem by selling Globally Unique Agents with "Unique DNA" that determines their gameplay powers, appearance, and character history

- **Players build their own "Avengers-like" team** of globally unique Chaos Agents!
- **Players recruit or buy several Chaos Agents as no two Agents look or play the same** – and purchase cosmetics, monetizing over a long time.
- **Secondary transactions: increase revenue upside significantly** – similar to Magic: the Gathering – that no video game has seen before.
- **Very high margin:** cost of producing Unique Agents near $0 due to Richard's Agent generation algorithm–each Agent retails $5+ with additional upside from secondary transactions.

Traction

Chaos Agents launched a Playtest in October 2023 and Private Alpha in November 2024 with high engagement metrics

Chaos Agents is the first game to blend the autobattler and battle royale genres

With no comparable game to learn from or improve upon, its success depended on answering two critical questions:

Pitch text

1. Is the combination of autobattlers and battle royale engaging for players?
2. Do players want their own unique agents?

The 12 month engagement metrics confirmed the game's market demand and the desirability of unique Agents:

- 5k+ Playtest applicants, 30k+ Private Alpha signups: ~1K+ signups per day
- 71% players engaged long-term after 1 match
- 45m+ avg. session time
- +10x players during Tournaments
- 90% of engaged users already own Unique Agents

Growth

Player Growth and Milestones

- Private Alpha launching on Steam in November 2024
- Beta/Early Access launching on PC in H1 2025
- Public Launch (PC and Console) in Q4 2025 and beyond
- Mobile Launch in Q2-Q3 2026
- Major revenue milestones corresponding with each Player Growth milestone



Mar-April 24
July
Aug
October
November
H1 25
Public launch: Q4 2025+
GDC and Press
Playtest ends
Gen Con: Alpha Announcement and Tournament
Alpha Launch
Alpha launch on Steam
Early Access / Beta launch
Alpha growth period

GDC '24 and Press
1. Announce 6-month Playtest results
2. Announce $2M seed round close
3. Closed-door demos at GDC

Alpha Launch and Gen Con
1. Marketing push for Alpha signups
2. First "World Championship Tournament"
3. Alpha launch and Press
4. Sell 15k+ Chaos Agents during Alpha

Early Access / Beta Launch
1. Accompanied by heavy marketing push
2. Sell 250k-500k Chaos Agents during the Early Access Period
3. Prove metagame loop and engagement metrics at scale

2024

- 1,000 players: Playtest from October 2023-24
- 5,000: Private Alpha Launch in November
- 20k+ players signed up for Private Alpha
  ~1k avg. signups/day since Alpha announcement

2025

- 120k: Early Access Launch
- 370k: Total Early Access players

2026+

- 870K: Players at PC Retail Launch
- 2.4M: Players at Console Launch
- 7.8M: Players at Mobile Launch
- 500K: Avg. added with each cross-IP partnership.

Funding

$2M seed raised so far from prominent VCs and games industry vets

The Seed financing helped build the core game and launched the Playtest and Private Alpha with high engagement metrics.

Seed investors include VCs such as a16z Scout Fund and Palm Drive, and game industry veterans who have a personal connection with Magic and want to support Richard's new vision.

Now, Republic investors can own equity in Popularium at Seed round terms ($20M valuation cap).

Republic Funds will support the private Alpha, polishing the game for Early Access (Beta) launch:

1. Improving the Battle Maps
2. Polishing the game's visuals: UI, VFX, 3D models etc.
3. Art tools for creating near-infinite Chaos Agents on demand

This will also lay groundwork for a larger financing round in 2025.

Customers

Varied and diverse player demographics: Ages 16 (Gen Z and Gen Alpha) to 50+ (older millennials and Gen X)

- Accessible and welcoming to casual and female players
- Low pressure to win leads to a friendly and helpful community
- Highly accessible - no reflexes needed

Aug 2024: Start of Alpha signups

Nov-Dec 2024: Private Alpha rollout to 5k+ players

Q1 2025: Private Alpha expands to 10k+ players

Q2 2025: Early Access (Beta) launch to 120K+ players

Q4 2025: Seasonal Content Release for Holidays - grow to 300k+ players

Q2 2026: Target retail launch to 2M+ players

Competition

Chaos Agents is an accessible Strategy game filled with exciting action with the depth to satisfy the hardcore players

1. The first and only autobattler-royale in the market - massive growth potential through the fusion of two potent genres



High
EXCITEMENT
Low
LEAGUE OF LEGENDS
DOTA2
CHAOS AGENTS
WORLD OF TANKS
STARCRAFT
HEARTHSTONE
AGE OF EMPIRES
TOTAL WAR
FOOTBALL MANAGER
CIVILIZATION V
EUROPA UNIVERSALIS
Low
STRATEGIC DEPTH
High

2. Veteran game development team led by Richard Garfield and co-founders who have launched games generating a combined $25B over 25 years

3. Sweet spot between deep strategy gamers (Richard's core audience) and those craving excitement (Battle Royale and shooter fans)

4. Ready to capture an audience that has aged out of "reflex-based" games such as MOBAs (League, Dota) and shooters (Overwatch, Deadlock)

Summary

1. Popularium's founders created games generating $25B and now building the next-great-game-company.

2. Chaos Agents, the 1st Autobattler Royale: can grow the Autobattler market 10x, similar to what Fortnite did for Battle Royales.

3. Develop a thriving secondary market for unique Agents: increasing revenue upside and longevity, similar to Magic.

4. Can be played by all gamers, on any device, without needing strong reflexes and muscle memory.

5. Popularium's Cloud Engine reduces Agent creation and transaction costs to near $0, and makes Chaos Agents a "forever multiplayer game" that "can't be killed."

6. Original IP with global appeal; opportunities for cross-IP promotions (eg. famous comics heroes) and high revenue upside.

Perks

Republic investors will be able to closely monitor and follow the development and release of Chaos Agents milestones November 2024 - June 2026.

Republic Investors get...

1. Access to invest in Popularium at Seed round terms.
2. Full access to Chaos Agents: Alpha (priority), Early Access (Beta), Full Game, Post-launch content.
3. Exclusive in-game Chaos Agents and cosmetics.
4. Recognition on the website and in the game.
5. 1:1 Game design sessions with Richard Garfield.

1. Limited-edition Chaos Agents physical artwork with Richard’s signature and certificates of authenticity: see details here.

Chaos Agents Hero Artwork (limited to 50)

Chaos Worlds Artwork (limited to 50)

Popularium Company Brand Artwork (limited to 50)

Team		Peter Orullian	Narrative
		Chris Ryall	Publishing and Brand
		Andrew Gross	Advisor
		Jen Hinkel	Board of Directors
		Kyle Mannix	Producer and Community
		Sirtaj Brar	Operations
		Bryan Goldberg	Board of Directors
		Jonathan Bankard	Co-founder, GM and Game Director
		Richard Garfield	Co-founder, Lead Game Designer
		Skaff Elias	Game Design
		Arka Ray	Co-founder, President and CTO
		Bartosz Jabłoński	Senior Engineer
		Michał Gołębiowski	Senior Engineer
		Ben Bagamery	Senior Technical Producer and QA Lead

Perks	$500	Recognition on website and in the game Full access to Chaos Agents: Alpha, Early Access, Full Game, Post-launch content Exclusive in-game Chaos Agents and cosmetics (See Use of Funds for details)
	$1,000	Popularium fine art print ($250+ value) Name your own Chaos Agent All lower tier perks: See Use of Funds for details
	$2,500	Limited Edition Chaos Agents Species Fine Art Print ($500+ value) Name your own Chaos Agents (multiple) All lower tier perks: See Use of Funds for details
	$5,000	Limited Edition Chaos Worlds Fine Art Print ($1000+ value) All $1000 tier perks: See Republic Investor Perks for details Name your own Chaos Agents (multiple)
	$7,500	1 Chaos Worlds + 1 Chaos Agents Species Fine Art Prints ($1500+ value) 2 one-on-one game design and gaming sessions with Richard Garfield ($4,000+ value) Name your own Chaos Agents (multiple) All $1000 tier perks: See for details
	$10,000	Personally signed Chaos Agents fine art print by Richard Garfield ($5,000+ value) Up to 5 one-on-one game design and gaming sessions with Richard Garfield ($10,000+ value) Name your own Chaos Agents (multiple) All $1000 tier perks: See Use of Funds for details

FAQ

Is Chaos Agents a Blockchain or Web3 game?	No, we have our own proprietary Chaos Vault technology similar to a P2P network like Napster to enable secondary transactions between players.
How do I earn a return on my investment?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What are the exit options for a company like Popularium?	Typical exits for a company like Popularium come in three ways. The most common exits for an entertainment company are to be sold to another company, or to go public.
	Occasionally some investors may have the option to exit a portion or their entire investment upon on a future fundraising round depending upon the terms of that round.
How many games is Popularium intending to develop?	Right now 100% of our focus is on Chaos Agents. We have taken steps to develop an IP that can be extended to additional games in the future and we hope to create many more games after the success of Chaos Agents.
	Richard has many game ideas that he'd like to pursue but for the moment we are keeping our focus to deliver the best quality product that we can.
Is this investment opportunity open to international investors?	Yes. If the investor lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required legal or other formalities.
Why an Autobattler Royale?	Richard and the entire team are excited about the Autobattler genre and strongly believe one of the missing pieces is making it a more social experience.
	We looked at other games and kept coming back to the magic of the Battle Royale genre at bringing people together and reducing the stress found in most competitive PvP games by breaking the expectation of success = winning. We think the combination of the two genres carves out a space that we can be exceptionally successful in.
What Platforms will the game launch on?	The initial launch of Chaos Agents will be on PC(Mac/Windows). We expect to follow up with a Console SKU and mobile SKUs post launch and will keep everyone updated on the plans and dates as we gain confidence.
How long will it take to fulfill the physical rewards?	We already have a partner in mind for our art pieces, so we believe that fulfillment should happen within 1-3 months after the campaign wraps. Please ensure that your email is updated and isn't going to Spam to ensure that surveys and follow ups can be resolved quickly.
What are the Rewards and can I see more details on the art?	Yes, please visit http://www.popularium.com/rewards to check out more details on the rewards.
	Rewards should be able to be fulfilled worldwide, but if you have specific questions about your country, please reach out to us.

Republic Reservation Page - “Update” - 12/16/24

Popularium - December Highlights and Republic Campaign Launch Update

Highlight 1: Richard Garfield and the Popularium Team Welcome the Republic Community

1. Launch Video: Popularium's co-founder Richard Garfield, along with Jon Bankard and Skaff Elias welcome the Republic Community and discuss why this is a great time to get involved with Popularium and *Chaos Agents*.

   We have received strong response for the Popularium Reservations page ($40k+ in reservations of the $50k target) from the Republic community, and a great deal of interest in the details of Popularium’s first game, *Chaos Agents*. Richard Garfield and Popularium’s co-founders are answering many of the frequently asked questions for Republic’s investors and community, starting with this launch video. Stay tuned for much more!

Highlight 2: Chaos Agents commits to being a “Forever Multiplayer Game”

1. *Chaos Agents* commits to being a “Forever Multiplayer Game” that “can’t be killed”: Inverse announced that *Chaos Agents* will support official Dedicated Servers at its public launch, along with our commitment to make *Chaos Agents* a “multiplayer game that can’t be killed”.

2. This follows Inverse highlighting Richard on their Game Changers feature a few weeks ago that brought thousands of new Alpha players to *Chaos Agents*.

3. We wrote a 2-part blog post called "*Chaos Agents* as a Forever Multiplayer Game" to give players much more detail on the Dedicated Servers feature and why the commitment to Chaos Agents being a "Forever Multiplayer Game" is important to our team.
    1. Part 1: The Announcement and Motivation
    2. Part 2: Roadmap and Technology

Highlight 3: Chaos Agents Alpha Release Updates

1. 30k+ Alpha signups received for 1K private Alpha spot, 30x oversubscribed!

2. To deal with this massive demand, we have increased initial rollout capacity to 5k users before expanding further in Q1 2025.

3. We are migrating to Microsoft Azure and building a key partnership with the Microsoft team to help us scale *Chaos Agents* using Azure and PlayFab–the same technology used by Xbox games to serve millions of players.

4. We have started rolling out Alpha v1.9.3 to the first 1000 players, and are seeing strong week-over-week retention. Rollout on schedule to complete before Christmas!

5. Amazing new features launching with v1.9.3 designed to smooth new player onboarding and long-term engagement including:
    1. Native PC *Chaos Agents* Client on Steam.
    2. Massive visual and battle map overhaul.

3. On-demand Multiplayer Matches.

4. On-demand Iron and Bronze Trials (Tournaments).

5. Hundreds of new Agents to trade for and play with.

6. Overhauled new player tutorial and onboarding features.

Highlight 4: Major Upcoming Event -- The Chaos Agents 2nd World Championship

1. *The 2nd Chaos World Invitational Championship* was announced to be held in late January between Jan 19th and 31st. Expecting a big surge in engagement leading to the 2nd Championship, along with an influx of new players from our Alpha pool: already 2x players qualified compared to August's Championship #1!

2. Missed the Chaos World Invitational #1 Highlights? Check it out here!